Rajan Parmeswar, CPA Vice President, Controller and Chief Accounting Officer ParmeswarR@aetna.com tel: 860-273-7231 fax: 860-273-8968 151 Farmington Avenue, RT21 Hartford, CT 06156
May 13, 2011

VIA EDGAR CORRESP

Mr. Gus Rodriguez
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 001-16095

Dear Mr. Rodriguez:

We are in receipt of the letter from the Securities and Exchange Commission (the “Commission”) to Aetna Inc. (“Aetna”) dated April 19, 2011, referenced above (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries).  With respect to the Staff’s comments, enclosed herewith please find Aetna’s response.  For ease of reference, the Staff’s comments have been reprinted in the enclosure to this letter immediately prior to our response.

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission,
•	Staff comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-273-7231 if you or other members of the Staff have questions regarding our response.

Sincerely,

/s/ Rajan Parmeswar
Rajan Parmeswar

Enclosure
Enclosure – Response to the Staff’s comments to Aetna contained in letter dated April 19, 2011
Staff Comment Reprinted in Italic Text – Aetna Response Follows

Annual Report
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Measurement of Defined Benefit Pension, Other Postretirement Benefit Plans, page 22

1.
You disclose that your pension eligible employees will no longer earn future pension service credits in your tax-qualified defined benefit pension plan (the “Aetna Pension Plan”) effective December 31, 2010.  If based on this change or any other known event, trend, demand, commitment or uncertainty your future pension costs is reasonably likely to differ from current trends, please provide us proposed disclosure to be included in future periodic filings to discuss its expected effect on future operations and financial position.  Refer to Item 303 of Regulation S-K and Financial Reporting Codification Section 501.

Our Response: In August 2010, we announced that effective December 31, 2010 Aetna employees will no longer earn future pension service credits in the Aetna Pension Plan.   As a result of the pension freeze, our pension expense in 2011 will be lower than the expense we recognized in 2010 and will continue to be lower than 2010 pension expense going forward.  As indicated in Note 10 to our Quarterly Report on Form 10-Q for the first quarter of 2011 (our “First Quarter 2011 Form 10-Q”), our pension cost for the three months ended March 31, 2011 decreased by $56.8 million compared to the corresponding period in 2010.  We have updated our disclosure and included the following statement in the Management's Discussion and Analysis of Financial Condition and Results of Operations on page 28 of our First Quarter 2011 Form 10-Q, which we filed with the Commission on April 28, 2011; and will include similar language in future periodic reports to the extent applicable:

Effective December 31, 2010, our employees no longer earn future pension service credits in our tax-qualified defined benefit pension plan (the “Aetna Pension Plan”).  The Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits.  The decrease in our pension cost for the three months ended March 31, 2011 compared to the corresponding period in 2010 was caused by this freezing of the Aetna Pension Plan.  We expect our future pension expense to continue to be lower than 2010.

Notes to Consolidated Financial Statements
2.     Summary of Significant Accounting Policies
Investments:  Mortgage Loans, page 59

2.
You disclose that you apply your loan impairment policy individually to all loans in your portfolio.  For those loans that through your impairment analysis you do not deem individually impaired, please tell us how you considered ASC 310-10-35-36.  If appropriate, provide us proposed disclosure to be included in future periodic reports disclosing your accounting policy for recording a reserve for loans that you do not deem individually impaired.  In addition, please provide us proposed revised disclosure to be included in future periodic reports that discloses your policy for loan origination and commitment costs and fees.

Our Response:
ASC 310-10-35-36 requires that we review our performing mortgage loans (i.e., loans not individually impaired) quarterly by comparing them to groups of mortgage loans with similar characteristics or risk factors.

Based on the composition of our mortgage loan portfolio and the insignificant historical specific impairments, we do not consider our accounting policy with respect to an allowance for loan losses for mortgage loans to be a significant accounting policy.  However, in response to the Staff’s comment, in future annual periodic filings with the Commission beginning with our 2011 Form 10-K, we will supplement our accounting policy disclosure on mortgage loans to describe the policy for recording a reserve for loans that are not individually impaired.   A copy of that proposed disclosure is attached to this letter as Annex A.

We do not incur or collect loan origination fees.  We report loan commitment costs and fees in net investment income when incurred or earned.  Loan commitment fees earned were less than $0.2 million in each of 2010, 2009 and 2008; and we did not incur any loan commitment costs in any of those periods.

We do not believe disclosure of our loan commitment costs and fees would be beneficial to the users of our financial statements given the historical inconsequential amounts incurred or earned.  However, if these amounts become material, we will add additional disclosure.

8.    Investments, page 67

3.	Regarding your investment in securities of states, municipalities and subdivisions, please provide us the following information at December 31, 2010:
▪
The fair value and amortized cost of your general obligation and special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties; and

▪	To the extent you invest in special revenue bonds, the nature of the activities and revenue sources supporting the investments

Our Response:
Approximately 12% of the fair value of our debt securities and 11% of the fair value of our total investments at December 31, 2010 were comprised of state, municipal, and subdivision general obligation and special revenue debt securities.

The fair value, amortized cost, and average ratings with and without a financial guarantee for our state, municipal and subdivision general obligation debt securities at December 31, 2010 by state were as follows:

($ in Millions )	Fair	Amortized	Average Rating Without Financial	Average Rating With Financial
State	Value	Cost	Guarantee (1)	Guarantee (2)
California	$158.4	$161.9	A	A
Illinois	67.5	68.7	A+	A+
Puerto Rico	66.9	63.8	BBB-	BBB-
Texas	40.1	38.6	AA	AAA
Michigan	23.1	21.6	BB	A
Washington	20.1	20.1	AA+	AA+
Maryland	18.6	18.9	AAA	AAA
Massachusetts	16.5	15.7	AA+	AA+
Florida	14.2	13.4	AA-	AA
Pennsylvania	12.3	12.5	AA-	AA+
Connecticut	8.9	8.9	AA	AA
New Jersey	8.7	8.5	AA	AA
Georgia	7.4	7.3	AAA	AAA
South Carolina	7.2	7.2	AA+	AA+
Kansas	6.2	6.0	AA	AA
Utah	5.9	6.2	AAA	AAA
District of Columbia	5.1	5.0	A+	AA
Arizona	4.9	5.0	AA+	AA+
Mississippi	4.8	5.0	AA	AA
Wisconsin	2.9	2.7	AA	AA+
New York	1.8	1.6	BBB+	A-
Total/ Weighted Average	$501.5	$498.6	A+	A+

The fair value, amortized cost, and average ratings with and without a financial guarantee for our state, municipal and subdivision special revenue debt securities at December 31, 2010 by state were as follows:

($ in Millions )	Fair	Amortized	Average Rating Without Financial	Average Rating With Financial
State	Value	Cost	Guarantee (1)	Guarantee (2)
Florida	$226.7	$228.1	A+	A+
California	207.7	214.5	A+	AA-
Multiple (3)	207.0	201.0	BBB	BBB
New York	190.3	191.5	AA-	AA-
Texas	126.6	123.8	A+	A+
Georgia	71.8	71.0	A	A-
Colorado	55.0	53.7	A	A
Massachusetts	48.3	48.1	AA-	AA-
Illinois	45.9	46.6	A+	A+
Puerto Rico	39.1	39.2	A-	A-
New Jersey	37.3	37.7	AA	AA
South Carolina	36.3	36.1	A+	A+
Pennsylvania	35.4	36.1	BBB+	A-
District of Columbia	28.3	28.6	AA-	AA-
Washington	22.2	22.2	AA-	AA-
Ohio	21.3	21.1	A+	A+
Mississippi	21.1	20.9	AA-	AA-
North Carolina	19.3	19.4	A+	A+
Tennessee	18.6	18.8	A	AA-
Nevada	16.0	16.7	AA-	AA-
Connecticut	12.7	13.1	AA-	AA-
Michigan	12.5	11.8	A	A+
Indiana	11.3	10.7	BBB	BBB+
Virgin Islands	10.8	11.1	BBB	BBB
Alabama	10.6	8.6	BBB-	BBB-
Kansas	10.2	9.7	A+	A+
Missouri	8.3	8.5	A	AA-
Arizona	7.0	7.0	A-	A
Virginia	6.8	6.6	A	A-
Rhode Island	5.8	5.5	AA+	AA+
New Mexico	5.4	5.6	AA+	AA+
Louisiana	5.3	4.9	BBB+	AA-
Vermont	5.3	5.4	A-	AA
Hawaii	4.8	5.0	AA	AA
Minnesota	3.3	3.4	A	A
Wisconsin	3.0	3.0	AA	AA+
Utah	2.0	1.9	AA	BBB+
Maryland	1.5	1.5	BBB	BBB
Wyoming	1.2	1.3	A-	A-
Total/ Weighted Average	$1,602.0	$1,599.7	A	A+

(1)	As reported by Bloomberg Finance L.P.
(2)	As reported by Bloomberg Finance L.P. For securities that do not have a financial guarantee, the rating without the financial guarantee is utilized in this column.
(3)	Represents debt securities whose guarantors operate in more than one state.

The nature of the activities supporting our special revenue debt securities consists primarily of providing essential services (e.g., utilities and transportation) as well as industrial development.  The revenue sources supporting our special revenue debt securities are mainly comprised of revenues generated from providing those essential services.  The industrial development debt securities generally are guaranteed by corporate obligors and are non-recourse to the issuing municipality.

4.
On page 13, you indicate that you hold structured product debt securities that are guaranteed by third parties and are not rated by third party credit rating agencies.  Please tell us whether you have any other investments that are not rated by third party credit rating agencies.  Tell us the procedures you perform for these securities to assess the quality of these investments.  In addition, for all of your investments that are rated by third party credit rating agencies, please tell us whether you perform similar independent procedures, including considering current market credit spreads for your investments, to determine whether the ratings assigned by the third party credit rating agencies are reasonable.  If so, please summarize for us the procedures you perform.  Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Our Response:
At December 31, 2010, less than 1% of the fair value of our debt securities were not rated by third party credit rating agencies.

We regularly assess the quality of all of our debt securities using an internal investment credit research team.  This team consists of eight analysts who are industry specialists, with an average of over 25 years each of investment experience.  Internal ratings are assigned based on the analyst’s judgment of credit risk, using their investment experience and the data sources and tools described below.

Our analysts use a variety of tools to independently assess the relative value of a particular security.  Relative value is the difference between the risk we perceive in a security and where the market is pricing that risk.  Our goal is to purchase securities that offer the best expected return for a given level of risk, within our targeted risk tolerance.  Both the risk and expected return assessments require extensive professional judgment.

In making these judgments, the analysts utilize a number of data sources, proprietary tools and third party services.  These currently include Bloomberg, Capital IQ, CreditSights, IHS Global Insights, BCA Research and the analysis, commentary and credit ratings published by several Nationally Recognized Statistical Rating Organizations (“NRSROs”).  The actual credit rating that is published by an NRSRO is only one of the factors that our analysts utilize when determining whether to purchase and/or maintain the security in our investment portfolio.  The primary factor in making purchase and/or maintain decisions is the analysts’ and portfolio managers’ determination of relative value.

Accordingly, we do not formally assess whether a credit is accurately rated by the NRSROs or whether the market price of a security is fairly reflected in an NRSRO rating.  We do, however, attempt to assess whether the market is correctly pricing the risk in a given security, as we perceive it, so that we can purchase and hold securities where we believe the market is charging too high of a risk premium and potentially sell securities where we believe the market underestimates the risk.

11. Pension and Other Postretirement Plans
Defined Benefit Retirement Plans, Page 78

5.
You disclose that pension eligible employees will no longer earn future pension service credits in your Aetna Pension Plan effective December 31, 2010.  You also disclose that you continue to operate the Aetna Pension Plan and that account balances will continue to earn annual interest credits.  Since you recognized an $11.9 million curtailment gain, please tell us how you computed that gain, why curtailment accounting is appropriate and reference for us the authoritative literature to support your accounting.  In your response, please also address the following specific questions:

▪
Given that plan participants will continue to earn annual interest credits, please tell us whether the Aetna Pension Plan is now considered a cash balance plan as defined in the glossary at ASC 715-30-20.  If so, please confirm that you utilized the traditional unit credit method to measure the benefit obligation and annual cost of benefits since the amendment as required by ASC 715-30-35-71.

▪
Please tell us why the crediting of interest in the future is not indicative of a negative plan amendment under ASC 715-30-35-17, 55-54 and 55-173.  In your response, please clarify whether pension participants must continue to work to earn annual interest credits.

▪
As you substantially reduced your unrecognized prior service credit since December 31, 2009, it appears that the curtailment gain you recorded relates primarily to the prior service cost component of curtailment gain/losses under ASC 715-30-35-92.  Please tell us whether there was a change in the projected benefit obligation as a result of the August 31, 2010 amendment.  If not, please explain to us how this amendment is effectively a curtailment when employee benefits appear to be similar.  If so, please tell us the amount of the change, how you accounted for that change under ASC 715-30-35-93 and why you did not disclose the change in your benefit obligation rollforward on page 79 as required by ASC 715-20-50-1a.

▪
Please tell us why you increased the amortization period for your remaining actuarial losses outside the 10% corridor from nine to 31 years.  If in reliance of the guidance in ASC 715-30-35-24 and 55-48 please explain to us how your pension participants are inactive if they are still entitled to earn annual interest credits.

Our Response:
As described in our response to Comment No. 1 above, our employees will no longer earn future pension service credits in the Aetna Pension Plan effective December 31, 2010.  The elimination of an employee’s ability to earn future service credits after December 31, 2010 constitutes a curtailment under the definition of a "Plan Curtailment" in ASC 715-30-20, which states that a plan curtailment is “An event that significantly reduces the expected years of future service of present employees or eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services.”  Furthermore, pension plan participants are not required to perform future services to receive interest credits earned after December 31, 2010.  As a result of the freeze of the Aetna Pension Plan, there is no future accrual of defined benefits for future services.

ASC 715-30-35-92 provides the accounting guidance related to the calculation of curtailment recognition in the event of a pension plan amendment.  ASC 715-30-35-92 states, “The prior service cost included in accumulated other comprehensive income associated with years of service no longer expected to be rendered as the result of a curtailment is a loss.”  As noted above, the freezing of the Aetna Pension Plan qualified for curtailment accounting.  We had prior service credits at the time we announced the pension freeze (which required a new measurement of the Aetna Pension Plan).  Therefore an $11.9 million curtailment gain was recorded, representing the unrecognized prior service credit that existed as of the curtailment date.

The Aetna Pension Plan has operated as a cash balance pension plan per the definition in ASC 715-30-20 since December 31, 2006, and continues to operate as such now that we have eliminated our employees' ability to earn future pension service credits.  Since we converted to a cash balance pension plan, we have consistently utilized the traditional unit credit method to measure our benefit obligation and annual cost of benefits as required by ASC 715-30-35-71.

As a result of the freezing of the Aetna Pension Plan, employees no longer earn pension service credits after December 31, 2010.  Participants in the Aetna Pension Plan will continue to earn interest credits on all balances earned through December 31, 2010, and no previously earned benefits were removed or changed as a result of our pension curtailment.  Therefore, the freezing of the Aetna Pension Plan does not constitute a negative plan amendment or a retroactive plan amendment, as all benefits earned through December 31, 2010 are unadjusted.

As noted above, no adjustment was made to our employees' benefits accrued through December 31, 2010.  Since interest credits are included in the projected benefit obligation (“PBO”) per the traditional unit credit method, there was no change to the remeasured PBO as a result of the August 2010 freezing of the Aetna Pension Plan.  Changes to the PBO recognized in 2010 were exclusively related to changes to assumptions, such as the discount rate.

Concurrent with the August 2010 remeasurement, we changed the amortization period for existing actuarial losses under the Aetna Pension Plan from the average remaining service period for active employees (approximately nine years) to the average remaining life expectancy of all plan participants (approximately 31 years) pursuant to ASC 715-30-35-24.  This guidance provides “If all or almost all of a plan's participants are inactive, the average remaining life expectancy of the inactive participants shall be used instead of average remaining service.” All Plan participants are now considered inactive because they no longer receive additional benefit accruals for future service, as noted above.  The Aetna Pension Plan's PBO is equal to the accumulated benefit obligation, and service cost is equal to zero.  All participants prior and subsequent to the freezing of the Aetna Pension Plan (whether or not still employed by us) earn interest credits.  Future interest credits are considered part of the benefits already accrued, and are therefore fully reflected in the PBO.

We would also like to refer the Staff to Note 8 to our September 30, 2010, financial statements, which appears on page 18 of our Quarterly Report on Form 10-Q for the Third Quarter of 2010 (our “Third Quarter 2010 Form 10-Q”) where we initially disclosed the freezing of the Aetna Pension Plan and provided the financial impacts of this action on our financial position and operating results.  A copy of that disclosure is attached to this letter as Annex B.

18. Commitments and Contingent Liabilities
Litigation and Regulatory Proceedings, page 92
6.
Although you indicate in the last paragraph on page 94 that you are unable to reasonably estimate the losses or a range of losses from the various legal and regulatory matters you discuss, it appears from remarks you specifically made in your February 4, 2011 earnings conference call to discuss your 2010 fourth quarter operating results that you may have accrued some amount for your CMS audit, including RADV audits.  Please provide us proposed revised disclosure to be included in future periodic reports that disclose the amounts accrued for all your loss contingencies as required by ASC 450-20-50-1.

Our Response:
We state in the last paragraph on page 94 of our 2010 Annual Report, Financial Report to Shareholders (our “Annual Report”, which is Exhibit 13.1 to our 2010 Annual Report on Form 10-K) that we are unable to reasonably estimate the losses or a range of losses resulting from the litigation and regulatory proceedings described in Note 18 to our December 31, 2010 financial statements.  We made this statement in context of the litigation and regulatory proceedings disclosed in Note 18 exclusive of the two pending RADV audits for the 2007 contract year.  In order to clarify this matter and in response to Comment 6 from the Staff, we revised the last sentence of Note 14 to our March

31, 2011, financial statements, which appears on page 22 of our First Quarter 2011 10-Q, to read as follows (emphasis supplied):

"Except as specifically noted above under “CMS Actions” with respect to the two ongoing RADV audits for the 2007 contract year, we are currently unable to predict the ultimate outcome of, or reasonably estimate the losses or a range of losses resulting from, the matters described above, and it is reasonably possible that their outcome could be material to us."

ASC 450-20-50-1 states in relevant part that “Disclosure of the nature of an accrual made pursuant to the provisions of paragraph 450-20-25-2, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading.”

In accordance with ASC 450-20-25-2, prior to the issuance of our financial statements each reporting period, we evaluate each loss contingency to determine whether or not it is probable, reasonably possible or remote that a liability has been incurred and, if a liability is at least reasonably possible, whether a possible loss or range of loss can be reasonably estimated, and, if a liability is probable, whether the amount of loss can be reasonably estimated.  If a loss contingency is both probable and reasonably estimable, we establish an accrual for it.

This evaluation is the result of a comprehensive process designed to ensure that any required accounting entries and disclosures are appropriately and timely made and involves our corporate accounting team and internal and, as appropriate, external legal representatives engaged in the activity of each legal proceeding.  The process includes communications during the quarter as necessary and scheduled meetings shortly before the issuance of the Company’s quarterly financial results involving legal and accounting personnel to evaluate any new litigation and regulatory matters and the status of any developments in each existing matter.  This evaluation includes a careful consideration of the then-current status of each matter within the scope and context of the entire proceeding, including for litigation matters to the extent applicable the procedural status of each matter, any potential opportunities to dispose of the matter on its merits before trial (for example, a motion to dismiss or for summary judgment), the amount of time remaining before trial, the status and course of discovery, any communications between us and the plaintiff such as settlement discussions or arbitration or mediation proceedings, and the judgment of internal and, as appropriate, external counsel regarding the likelihood of our success prior to or at trial and potential damages, if any.

After careful consideration of these factors, we have concluded that the loss contingencies associated with the material litigation and regulatory proceedings described in Note 18 to our December 31, 2010 financial statements and Note 14 to our March 31, 2011 financial statements, other than the two pending RADV audits for the 2007 contract year, are not both probable and reasonably estimable.  We therefore believe that additional disclosures with respect to these loss contingencies are not required at this time under ASC 450-20-50-1.

The Company’s December 31, 2010 and March 31, 2011 financial statements reflect an immaterial accrual for the pending RADV audits of two of Aetna’s contracts with CMS for the 2007 contract year.  These were our only pending RADV audits at December 31, 2010, and at March 31, 2011.  We described the nature and status of the RADV matters on pages 93 and 94 of our Annual Report and page 21 of our First Quarter 2011 Form 10-Q, and disclosed on those pages that we do not believe these two pending RADV audits will have a material impact on our operating results, financial position or cash flows.  We do not believe disclosure of either the nature of this accrual or the amount accrued is necessary for our financial statements not to be misleading.  In addition, we believe that disclosure of the amount of this accrual would prejudice our ability to resolve these two audits in a manner that is favorable to the Company.

In addition to the immaterial accrual for the two pending RADV audits, our December 31, 2010 and March 31, 2011 financial statements reflect accruals for other loss contingencies relating to litigation and regulatory proceedings that in the aggregate are immaterial.  Each of Note 18 to our December 31, 2010 financial statements (pages 92 to 94 of our Annual Report) and Note 14 to our March 31, 2011 financial statements (pages 20 to 22 of our First Quarter 2011 10-Q) describes the nature and status of the material litigation and regulatory proceedings pending against the Company, including, as applicable, the plaintiffs’ allegations and the relief sought.  We do not believe disclosure of either the nature of these accruals or the amount accrued is necessary for our financial statements not to be misleading.

We respectfully submit that further disclosure of amounts accrued for our loss contingencies is not required at this time under ASC 450-20-50-1.  The Company will continue to assess whether additional disclosures are required by ASC 450-20-50-1 in preparing its subsequent periodic reports.

Report of Independent Registered Public Accounting Firm, page 101

7.
Rule 2-02(a)(3) of Regulation S-X requires your auditors to indicate the city and state where their report is issued.  In future filings on Form 10-K, please have your auditors include the city and state where their report is issued.

Our Response:
We note the Staff’s comment regarding the inclusion of our auditor’s city and state where their report is issued.  We will ensure this inclusion in our future filings, as reflected in our auditors’ review report to our First Quarter 2011 Form 10-Q (refer to page 25).

Annex A

Proposed revisions to disclosure of our Mortgage Loan accounting policy for our 2011 Annual Report on Form 10-K assuming that no allowance for loan losses is recorded in 2011.  The underlined portion marks the proposed change from the disclosure on page 59 of our Annual Report.

Mortgage Loans
We carry the value of our mortgage loan investments on our balance sheets at the unpaid principal balance, net of impairment reserves.  A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem loan (i.e., high probability of default within 3 years) or a restructured loan.  For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral.  We apply our loan impairment policy individually to all loans in our portfolio.

We also review our performing mortgage loans (i.e., loans not individually impaired) quarterly by comparing them to groups of mortgage loans with similar characteristics or risk factors.  We would establish an allowance for loan losses if it were probable that there would be a credit loss on a group of similar mortgage loans.  We consider the following characteristics and risk factors when evaluating if a credit loss is probable:  loan to value ratios, property type (e.g., office, retail, apartment, industrial), geographic location, vacancy rates and property conditions.  As a result of this assessment, we determined that a credit loss was not probable and did not record any allowance for loan losses with respect to performing mortgage loans in [2011], 2010 or 2009.

We record full or partial charge-offs of loans at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt.  Interest income on an impaired loan is accrued to the extent we deem it collectable and the loan continues to perform under its original or restructured terms.  Interest income on problem loans is recognized on a cash basis.  Cash payments on loans in the process of foreclosure are treated as a return of principal.  Mortgage loans with a maturity date or a committed prepayment date within twelve months are classified as current on our balance sheets.

A-1

Annex B

The following is an excerpt of the relevant portion of Note 8 to our September 30, 2010, financial statements from page 18 of our Third Quarter 2010 Form 10-Q, relating to our Pension and Other Postretirement Benefit Plans.

8.	Pension and Other Postretirement Plans

Defined Benefit Retirement Plans
Components of the net periodic benefit cost of our noncontributory defined benefit pension plans and other postretirement benefit (“OPEB”) plans for the three and nine months ended September 30, 2010 and 2009 were as follows:

	Pension Plans				OPEB Plans
	Three Months Ended		Nine Months Ended		Three Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,		September 30,
(Millions)	2010	2009	2010	2009	2010	2009	2010	2009
Operating component:
Service cost	$16.4	$12.0	$47.1	$36.0	$.1	$-	$.2	$.2
Amortization of prior service cost	(.4)	(.4)	(1.5)	(1.5)	(1.0)	(.9)	(2.8)	(2.7)
Curtailment gain	(11.9)	-	(11.9)	-	-	-	-	-
Total operating component (1)	4.1	11.6	33.7	34.5	(.9)	(.9)	(2.6)	(2.5)

Financing component:
Interest cost	74.9	79.1	228.2	237.3	4.5	5.4	13.4	16.2
Expected return on plan assets	(87.8)	(79.8)	(264.3)	(239.1)	(.9)	(1.0)	(2.7)	(3.0)
Recognized net actuarial loss	40.9	54.1	141.4	162.3	1.1	.8	3.4	2.4
Total financing component (1)	28.0	53.4	105.3	160.5	4.7	5.2	14.1	15.6

Net periodic benefit cost	$32.1	$65.0	$139.0	$195.0	$3.8	$4.3	$11.5	$13.1

(1)
The operating component of this expense is allocated to our business segments and the financing component is allocated to our Corporate Financing segment.  Our Corporate Financing segment is not a business segment but is added to our business segments to reconcile to our consolidated results.  Refer to Note 13 beginning on page 22 for additional information on our business segments.

On August 31, 2010, we announced that pension eligible employees will no longer earn future pension service credits in our contributory defined benefit pension plan (the "Aetna Pension Plan") effective December 31, 2010. The Aetna Pension Plan will continue to operate and account balances will continue to earn annual interest credits.

This announced change required a re-measurement of the Aetna Pension Plan’s obligations and plan assets as of August 31, 2010.  As a result of this re-measurement, our pension obligation increased by approximately $743 million (due primarily to a lower discount rate), accumulated other comprehensive income decreased by approximately $836 million ($543 million after tax) and the fair value of plan assets increased by approximately $156 million. In performing this re-measurement, we used a discount rate of 4.77%, consistent with our methodology for determining the discount rate using a yield curve, and an expected long-term rate of return of 7.5%.  Additionally, as a result of this re-measurement, we revised the amortization period we use for actuarial gains and losses from 9 years to 31 years, reflecting the estimated average remaining participation period for current participants.

In third quarter 2010, these actions lowered pension cost by approximately $21 million, which included $12 million of one-time curtailment gains.

In addition, during the third quarter of 2010, we made $505 million in voluntary cash contributions to the Aetna Pension Plan.